Securities and Exchange Commission

October 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:       Sandra B. Hunter, Staff Attorney

          Nicole Collings, Staff Attorney

          Kristi Marrone, Senior Staff Accountant

          Bill Demarest, Staff Accountant

Ladies and Gentlemen,

I am submitting this letter on behalf of GEX Management, Inc. (the “Company” or “GEX”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 29, 2016 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-213470) filed with the Commission on September 2, 2016 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered commends in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, GEX has revised the Registration Statement to update other disclosures.

General

1.	Please supplementally provide us with copies of all written communications, as defined under Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the staff that it has no written communications that it has used to present to potential investors. The officers and directors intend to present the prospectus, after the effective date, through personal meetings with potential investors rather than written solicitation.

2.	We note that you have used 400,000 shares, rather than 600,000 shares, as the mid-point of your offering for illustration purposes throughout the document. Please revise your document accordingly or advise us why revision is not necessary.

The Company advises the Staff that the information in Amendment No. 1 has been updated to reflect 600,000 shares as the midpoint offering and it has revised its calculations based on a midpoint of 600,000 shares. Specifically the changes to Amendment No. 1 were made to the prospectus cover page, page 1, page 6, page 7, page 8, page 10, page 21 and page 22.

Securities and Exchange Commission

October 7, 2016

Cover Page

3.	We note that you intend to apply for quotation of your common stock on the OTC Bulletin Board or to have your common stock listed on an exchange. Please advise if the company is currently structured in a manner that would enable quotation on the OTC Bulletin Board or being listed on an exchange. In the alternative, please tell us why you believe it is appropriate to reference your intent to apply for quotation or listing on these markets.

In order to qualify for the OTCQB tier of the OTC Markets one must meet a minimum bid price test of $0.01, not be in bankruptcy, be a U.S. Reporting Company, submit a letter of introduction, maintain a verified company profile on the OTC Markets website, and post initial and annual OTCQB certification, and pay a $2,500 application fee, as well as a $10,000 yearly fee. The Company advises the Staff that after reviewing all the aforementioned requirements for the OTCQB exchange that it believes the Company is structured so that GEX would be eligible for trading on the OTCQB tier. Although the number of shareholders is not a requirement to trade on the OTCQB tier of the OTC Markets, the Company believes it will have more than 35 shareholders after the offering in order to make a market for the Company’s stock.

Prospectus Summary, page 1

4.	We note that your officers, directors and their affiliates may purchase common stock in your offering. Please revise to disclose if your officers, directors and their affiliates presently intend to purchase common stock in your offering. Please also revise to disclose whether these purchases will count towards the minimum offering amount and that your officers and directors will be purchasing for investment and not for resale.

The Company advises the Staff that after discussion with the officers and directors of the Company that they will not be purchasing any shares in the offering. Amendment No. 1 has been revised to reflect this change.

5.	Please revise to disclose your auditor’s going concern qualification in the prospectus summary. We note your risk factor disclosure on page 6.

The Company advises the Staff that the information in Amendment No. 1 has been updated to disclose our auditor’s going concern qualification in the summary section.

Risk Factors, page 2

6.	We note your disclosure on the prospectus cover page that you will hold the money raised in this offering in a company safe until the minimum amount of $300,000 is raised. Please revise your risk factor disclosure to discuss the risks of not having an escrow agreement or any other agreement regarding the custody of any initial funds raised. Please also revise your disclosure to include a risk factor addressing the risk that your creditors may access the funds in the company’s safe, and consequently the funds would not be available for refund to subscribers if the minimum is not sold in the offering. Alternatively, if you believe these funds would be outside the reach of your creditors, please explain the legal basis for your belief.

Securities and Exchange Commission

October 7, 2016

The Company advises the Staff that the funds are not at risk from creditors, because the funds will not be deposited and negotiated until the minimum amount is reached. Until the checks are deposited and negotiated they will legally be the property of the payor. Once the Company reaches the minimum amount of $300,000, the Company will deposit the checks in its bank account. It is at the time of the deposit that the checks become assets of the Company.

7.	Please revise to include a risk factor to discuss, if true, that your officers have no experience in running a public company.

The Company advises the Staff that the Company’s Chief Financial Officer, Clayton Carter, has five years of experience as the Chief Executive Officer and Chairman of a public company. The information in Amendment No. 1 has been updated to reflect Mr. Carter’s experience operating a public company in the biography section.

8.	We note your disclosure on page 16 that your CEO and COO will spend 30% and 40% respectively on the company. We further note your disclosure on pages 17 and 18 that your CEO is a majority member interest owner in two companies which also provide back office services. As your CEO has ownership stakes in businesses in the same industry in which you operate, please revise to include conflict of interest risk factor disclosure and a risk factor discussing how the CEO and COO’s time commitment to the business may impact your ability to solicit business and develop a customer base.

The Company advises the Staff that the percentage of time spent by the Chief Executive Officer and Chief Operating Officer at GEX Management has changed since the previously filed Registration Statement recorded. Amendment No. 1 has been revised to record the current amount of time that the officers and directors spend attending to the affairs of the Company. Mr. Dorvil (the Company’s Chief Executive Officer) spends 75% of his time on the affairs of the Company, and Mrs. Christopherson (the Company’s Chief Operating Officer) spends 90% of her time on the affairs of Company. The Company has also revised its disclosures to Amendment No. 1 to clarify that the Company provides back office services to P413 Management, LLC (“P413”) and Vicar Capital Advisors, LLC (“Vicar”). The language originally used was not clear that P413 and Vicar are not engaged in the back office service industry, and they do not compete with GEX, but rather the Company provides back office services to P413 and Vicar.

Plan of Distribution, page 8

9.	We note your disclosure on page 9 that Carl Dorvil will be selling the common stock in this offering relying on the safe harbor from broker registration under Rule 3a4-1(a) of the Securities Exchange Act of 1934. Please revise your disclosure to track the requirement in Rule 3a4-1 and disclose whether Mr. Dorvil is not at the time of his participation an associated person of a broker or dealer.

The Company advises the Staff that the information in Amendment No. 1 has been updated to state that Mr. Dorvil is not, at the time of his participation, an associated person of a broker or dealer.

Securities and Exchange Commission

October 7, 2016

Management’s Discussion and Plan of Operations, page 15

10.	Please revise to include a comparison of the results of operations for the periods ended June 30, 2016 and June 30, 2015. Refer to Item 303(B)(2) of Regulation S-K.

The Company advises the Staff that the information in Amendment No. 1 has been updated to include a comparison of the results of operations for the periods ended June 30, 2016 and June 30, 2015.

11.	We note that the increase in revenues from the year ended December 31, 2014 to the year ended December 31, 2015 is due to an increase in new customers. Please expand your disclosure to discuss whether this increase relates to many small customers or to relatively few large customers. Discuss any known trends related to the composition of your customer base, including, but not limited to, the number or size of customers.

The Company advises the Staff that the information in Amendment No. 1 has been updated to expand our discussion regarding the increase in revenues from the year ended December 31, 2014 to December 31, 2015. Specifically, the Company addressed this comment in the seventh paragraph on page 15.

12.	You reference a growth plan and new locations. Please expand your disclosure to discuss in greater detail your company’s plan of operations for the next 12 months, including but not limited to, the timeframe for achieving specific milestones and whether or not any of these milestones have been achieved to date. Please refer to Item 101(a)(2) of Regulation S-K.

The Company advises the Staff that the disclosure in Amendment No. 1 in the Management’s Discussion and Plan of Operations was expanded to include specific milestones, and certain milestones that have already been achieved by the Company.

Financial Needs, page 16

13.	You disclose that by raising the minimum amount of funds in this offering, you will have sufficient funds to cash flow your growth plans for a minimum of twelve months. Please expand your disclosure to indicate the course of action you propose to take if you are unable to sell the minimum number of shares in this offering. Please also identify and separately describe internal and external sources of liquidity available to you. Refer to Item 303(A)(1) of Regulation S-K.

The Company advises the Staff that the Company has updated the information in Amendment No. 1 in order to address the comment above.

Securities and Exchange Commission

October 7, 2016

Directors, Executive Officers and Significant Employees, page 16

14.	Please revise the biographical descriptions of your directors and significant employees to include the business experience of each director and significant employee during the past five years, including the dates of employment. Please also disclose the principal business of any corporation or other organization by which each officer and director was previously employed. Please refer to Item 401(e) of Regulation S-K. Further, we note your disclosure that Mr. Carter has raised the capital to develop multiple start-ups. To the extent you retain this disclosure, please revise to disclose the name and principal business of each start-up which you refer.

The Company advises the Staff that the Company has updated and revised the information in Amendment No. 1 in order to include the necessary information required by Item 401(e) of Regulation S-K. Furthermore, Mr. Carter’s biography has been amended to include his experience serving as the CEO of a publicly traded company, and the portion of Mr. Carter’s biography that discussed raising capital has been removed in order to better reflect the necessary information under Item 401(e) of Regulation S-K.

Interest of Management and Others in Certain Transactions, page 17

15.	We note your disclosure on page 17 that as of the date of the filing there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following: a director or officer of the issuer; any principal security holder; any promoter of the issuer; any relative or spouse, or relative of such spouse, of the above referenced persons. We also note your disclosure that the Company has entered into a loan agreement with your CEO and outsourcing and loan agreements with affiliates of your CEO. Please revise for consistency.

The Company advises the Staff that it has revised the language to Amendment No. 1 in order to maintain consistency.

16.	We note your disclosure on page 16 that you entered into a loan agreement with your CEO, Carl Dorvil, in which Mr. Dorvil agreed to loan the Company up to $1,000,000 at a rate of 6%. We also note your disclosure on page 17 that you entered into a loan agreement with P413 pursuant to which P413 agreed to loan the Company up to $500,000 at a rate of 6% and that your CEO, Carl Dorvil, is a majority member interest owner in P413. Please revise to disclose the amounts of money that have been loaned to date, if any, pursuant to these agreements. In addition, to the extent your business is substantially dependent on these loans, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise.

The Company advises the Staff that it has updated Amendment No. 1 to reflect the current amounts borrowed, by the Company, from Mr. Dorvil and P413 as of October 3, 2016. Furthermore, these agreements have been included as exhibits to Amendment No. 1.

17.	We note your disclosure that you have entered into outsourcing agreements with Vicar Capital Advisors, LLC and P413 Management, LLC to provide back office services. We further note your disclosure that your CEO, Carl Dorvil, is a majority member interest owner in these companies. Please revise to disclose the material terms of these agreements. In addition, please refer to Item 601(b)(10)(ii)(A) of Regulation S-K and file these agreements as exhibits or advise.

Securities and Exchange Commission

October 7, 2016

The Company advises the Staff that it has updated Amendment No. 1 to disclose the material terms of the agreements with Vicar and P413. Furthermore the agreements with Vicar and P413 have been included as exhibits to Amendment No. 1.

18.	We note your disclosure on page II-1 that you entered into a promissory note with Knowledgeable Resources Solutions, LLC (“KRS”) and that a GEX employee and his wife own KRS. Please revise your disclosure to describe the related party transaction under this heading and identify the employee or advise.

The Company advises the Staff that it has updated Amendment No. 1 to disclose the employee and the nature of his work at GEX, as well as the fact that the note has now been paid in full.

Principal Shareholders, page 18

19.	Please disclose the assumption used in calculating the amount owned after the offering by your principal shareholders (i.e. whether you assumed the minimum, maximum or mid- point of the offering range).

The Company advises the Staff that it has updated the table in this section to Amendment No. 1 to include the amount of the shares owned by the principal shareholders, and has included the language indicating that these calculations were based off the maximum offering range.

Note 1. Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-14

20.	Please further explain the modified proportional performance revenue recognition method used by the registrant, including but not limited to, the timing of revenue recognition under this method and under what circumstances you believe this method is more appropriate than the straightline method. Please cite relevant accounting literature in your response.

Under FASB ASC Topic 605-25, the Company has the option to recognize revenue on the modified proportional performance method or the straight-line method, and that is why our revenue recognition policy reads with both options. To date, we have recognized revenue only on the straight-line method.

Note 2. Accounts Receivable and Concentrations of Credit Risk, page F-16

21.	Please expand your disclosure under Management’s Discussion and Plan of Operations to discuss any known trends affecting the businesses of your significant customers in accordance with Item 303 of Regulation S-K.

Securities and Exchange Commission

October 7, 2016

The Company advises the Staff that it has updated the Management’s Discussion and Plan of Operations in Amendment No. 1 to include any trends affecting the business of the Company’s significant customers. Additionally the Company has added similar information on page 14 in the discussion of our business regarding our dependence on one or a few major cusomters.

22.	It appears that the receivables from significant customers may represent an investment risk due to substantial asset concentration. Please tell us how you have assessed the need to provide financial or other information related to such customers. Financial statements of a significant customer, whether affiliated or unaffiliated, may be necessary to reasonably inform investors about the registrant’s financial position, results of operations and/or cash flows. Reference is made to ASC 280-10-50-42 and by analogy to SAB Topic 1I.

The Company advises the Staff that as of June 30, 2016 these receivables, although significant, are transactions in the ordinary course of business. However, more than 25% of these amounts were collected since the balance sheet date and therefore, based upon these subsequent collections, the credit risk is greatly minimized. This disclosure has been added to the financial statements.

Signatures

23.	Please revise the second signatures section on your signature page to clarify which officer or officers are signing in the capacity as your principal executive officer, principal financial officer, and principal accounting officer or controller. Please refer to the Instructions to Signatures in Form S-1.

The Company Advises the Staff that it has updated Amendment No. 1 to include the principal executive officer, principal financial officer and principal accounting officer.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 877-210-4396.

Sincerely,

GEX Management, Inc.

/s/ Clayton Carter

Clayton Carter, Chief Financial Officer